EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG) Proposed Transaction in respect of Vodacom Group Limited
Telkom shareholders are referred to the announcement dated 6 November 2008 (“the transaction announcement”) in which Telkom announced that it had entered into binding transaction agreements (“Transaction Agreements”) with Vodafone Group Plc (“Vodafone”), Vodacom Group (Proprietary) Limited (“Vodacom”) and the South African Government pursuant to which and subject to certain conditions precedent:
1.
Vodafone will acquire from Telkom an additional 15% of the entire issued share capital of Vodacom for a cash consideration of ZAR 22.5 billion less (i) the attributable net debt of Vodacom as at 30 September 2008 and (ii) 15% of any dividends (and any STC levied thereon) declared or paid by Vodacom post signature of the Transaction Agreements and prior to the implementation of the sale (“the Sale Transaction”);

2.	Telkom will distribute 50% of the after-tax proceeds from the Sale Transaction to Telkom shareholders by way of a special dividend, net of any tax levied thereon (“the Special Dividend”);

3.	Vodacom will be converted to a public company and application will be made for Vodacom to be listed on the main board of the JSE Limited (“the Listing”); and

4.
Telkom will distribute the balance of the shares in Vodacom held by Telkom (constituting 35% of the entire issued share capital of Vodacom) to Telkom shareholders in South Africa and other eligible jurisdictions, in proportion to their shareholdings in Telkom, by way of an unbundling in terms of section 90 of the Companies Act 61 of 1973, as amended (“Companies Act”) and section 46 of the Income Tax Act 58 of 1962, as amended (“the Unbundling Transaction”).

The Sale Transaction, the Special Dividend, the Listing and the Unbundling Transaction are collectively referred to as “the Proposed Transaction”.
In accordance with their obligations in terms of the Transactions Agreements and the articles of association of Telkom, the directors of Telkom are required to recommend to Telkom shareholders the payment of the Special Dividend in order for the Telkom shareholders to be in a position to declare same at the general meeting. Telkom has performed the necessary calculations in respect of the Special Dividend and, on the assumption that Telkom will receive an interim dividend payment from Vodacom prior to implementation of the Sale Transaction, the board has resolved to recommend to shareholders that the Special Dividend be ZAR19.00 per Telkom share.
Telkom shareholders are reminded that the Proposed Transaction, including the payment of the Special Dividend remain subject to various conditions precedent, as set out in the transaction announcement. It is anticipated that the circular to Telkom shareholders providing further information on the Proposed Transaction and containing a notice of general meeting will be posted to Telkom shareholders in March 2009.
Pretoria
12 February 2009
Financial advisers to Telkom
JPMorgan Chase & Co. and IDG Financial Services

Transaction sponsor to Telkom
JP Morgan Equities Ltd
South African legal advisers to Telkom
Werksmans Inc. and Mchunu Koikanyang Inc.
US legal advisors to Telkom
Paul, Hastings, Janofsky & Walker LLP
Special note regarding forward looking statements
Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the Proposed Transaction and its effects on Telkom’s operations, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Telkom caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to Telkom, or persons acting on Telkom’s behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom’s expectations.
Telkom filed an annual report on Form 20-F with the US SEC, for the year ended 31 March 2008 on 18 July 2008. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom’s investor relations website at www.telkom.co.za/ir.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES IS REQUIRED TO BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TELKOM AND/OR VODACOM AND THAT CONTAINS DETAILED INFORMATION ABOUT VODACOM AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. TELKOM AND VODACOM HAVE NO CURRENT INTENTION OF MAKING ANY PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.